Exhibit 99.2

ORLA MINING LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Tuesday, June 24, 2025 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

1. Election of Directors:	FOR	AGAINST
Charles Jeannes	243,543,631 (98.99%)	2,479,333 (1.01%)	Carried
Jason Simpson	245,973,923 (99.98%)	49,041 (0.02%)	Carried
Jean Robitaille	235,151,627 (95.58%)	10,871,336 (4.42%)	Carried
David Stephens	241,980,297 (98.36%)	4,042,666 (1.64%)	Carried
Elizabeth McGregor	245,492,088 (99.78%)	530,877 (0.22%)	Carried
Tamara Brown	245,490,311 (99.78%)	532,653 (0.22%)	Carried
Ana Sofía Ríos	245,794,840 (99.91%)	228,123 (0.09%)	Carried
Rob Krcmarov	245,950,408 (99.97%)	72,556 (0.03%)	Carried
Scott Langley	245,347,262 (99.73%)	675,703 (0.27%)	Carried

	FOR	WITHHELD
2. Appointment of Auditors: Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Board of Directors to fix their remuneration.	253,058,160 (99.97%)	66,800 (0.03%)	Carried

	FOR	AGAINST
3. Say-on-Pay: A non-binding advisory resolution accepting the Company’s approach to executive compensation.	240,865,115 (97.90%)	5,157,848 (2.10%)	Carried

	FOR	AGAINST
4. Approval of Stock Option Plan Amendments: Approval of certain amendments to the Company’s Stock Option Plan.	241,740,802 (98.26%)	4,282,163 (1.74%)	Carried

	FOR	AGAINST
5. Approval of Restricted Share Unit Plan Amendments: Approval of certain amendments to the Company’s Restricted Share Unit Plan.	242,808,720 (98.69%)	3,214,243 (1.31%)	Carried